UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

Lisata Therapeutics, Inc.
(Name of Subject Company)

Lisata Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

128058302
(CUSIP Number of Class of Securities)

David J. Mazzo, Ph.D.
Chief Executive Officer
Lisata Therapeutics, Inc.
P.O. Box 173, Liberty Corner,
New Jersey 07938
(908) 841-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:
Jeffrey P. Schultz, Esq.
Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.
919 Third Avenue
New York, NY 10022
(212) 935-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2026, (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the Tender Offer Statement on Schedule TO filed with the SEC on June 10, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of  Kuva Labs Inc., a Delaware corporation (“Parent”).  The Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Common Shares”), of the Company, at a purchase price of (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”), which represents the contractual right to receive two contingent cash payments up to an aggregate of $3.00 per CVR subject to the achievement of the Milestones (as defined in the CVR Agreement), in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in the Schedule TO.  Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

As described further below, since the filing of the Schedule 14D-9, the Company has received six demand letters from purported stockholders of the Company alleging that the Schedule 14D-9 misrepresents and/or omits certain material information. The Company believes that the allegations and claims asserted in the demand letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. However, solely to avoid the risk of delay to the proposed transactions described in the Schedule 14D-9, to minimize the associated costs, risks and uncertainties and to provide additional information to its stockholders, the Company is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth below under the sections titled “Item 4. The Solicitation of Recommendation” and “Item 8. Additional Information” (collectively, the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the demand letters, including that any additional disclosure was or is required or material.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. For clarity, unless otherwise noted, new text is identified with bold, underlined text and deleted text is identified with ~~crossed-out text~~.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third full paragraph on page 23 of the Schedule 14D-9 is amended and restated to read as follows:

“On March 5, 2025, during a regular meeting of the Board, in which the Company’s management and representatives of Wainright attended a portion of the meeting, representatives of Wainright reviewed a variety of potential strategic alternatives with the Board, and the Board, members of the Company’s management and representatives of Wainright discussed the January 25 Term Sheet and other potential strategic alternatives. Following this discussion, members of the Company’s management team were instructed to continue discussions with Parent and seek more information about the proposed transaction from the January 25 Term Sheet, including with respect to the proposed transaction’s structure and Parent’s ability to finance the proposed transaction. During the executive session of such meeting, the Board appointed a transaction committee consisting of four directors: Dr. Mazzo, Dr. Brown, Mr. Klosk and Ms. Henson (the “Transaction Committee”), which Transaction Committee has not been disbanded as of the date of this Amendment. The Transaction Committee was tasked with assisting the Company’s management team with evaluating and developing potential transactions and advising the Board in connection therewith. The Transaction Committee did not have, and does not have, the power to veto or approve any potential transaction. The Transaction Committee was formed for convenience and efficiency, and was not formed to address any actual or perceived director conflict of interest and its members were not paid any additional compensation by the Company for serving on the committee. The Transaction Committee discussed and authorized continued engagement with Parent to explore a proposed transaction, including the entry into confidentiality agreements and due diligence review. The Board believed and conveyed that a counteroffer at a significant premium above the then current market price of the Company was appropriate given the potential upside from future data readouts.”

The last paragraph on page 25 and first paragraph on page 26 of the Schedule 14D-9 is amended and restated as follows:

“On July 30, 2025, the Company received an unsolicited indication of interest from Company A, which proposed a reverse merger structure that would result in the stockholders of Company A owning 95% of the combined company and the stockholders of the Company owning 5% of the combined company, without any accompanying financial rationale for the ~~relative valuations of the parties imputed by the~~ ratios proposed or specifying any specific valuation of the Company or Company A. On the same day, Dr. Mazzo sent an email to the CEO of Company A making clear that the Company is subject to a “no-shop” exclusivity period and thus would be unable to engage in active negotiations until the exclusivity period expires, or only if Company A provides the Company with a bona fide superior offer to Parent’s last offer.”

The second full paragraph on page 28 of the Schedule 14D-9 is amended and restated as follows:

“On December 17, 2025, Dr. Mazzo notified Company D via email, that pursuant to discussions held during Board’s December 16, 2025 meeting, the Board had instructed Dr. Mazzo to end negotiations between the parties.  No proposals or indications of interest sent by either Parent, Company A, Company B, Company C or Company D to the Company with respect to a potential acquisition of the Company addressed the potential retention of Company management or their purchase of, or participation in, the equity of the surviving company following the completion of the Proposed Transaction.”

The fifth full paragraph on page 30 of the Schedule 14D-9 is amended and restated as follows:

“On February 5, 2026, representatives of Goodwin Procter LLP (“Goodwin”), new outside counsel to Parent, sent representatives of Mintz a draft of the merger agreement. Due to the achievement of the milestone relating to the reversion of the rights to certepetide in Greater China back to the Company, the draft merger agreement reflected an Offer Price of $5.00 per Common Share and one (1) CVR representing the contingent right to receive $1.00 per Common Share upon filing of a new drug application or similar registration document for approval to commercialize certepetide in any indication in any jurisdiction. Consistent with the Binding Term Sheet, the draft merger agreement also provided for, among other things, (i) a termination fee of $2,000,000 payable by the Company to Parent in circumstances such as entering into a superior proposal, a change of recommendation, or certain post-termination competing transactions, (ii) a termination fee of $2,000,000 payable by the Parent to the Company for failure to commence or complete the offer, failure to accept tendered shares, or uncured breaches that result in a material adverse effect, and (ii) a “fiduciary out” provisions applicable under certain circumstances in connection with a “superior proposal.” The draft merger agreement also provided, among other things, that (i) the Company will use its reasonable best efforts to obtain a letter executed by each director of the Company effectuating his or her resignation as a member of the Board, to be effective as of the Effective Time and (ii) for a period of twelve (12) months following the Effective Time, Parent will provide, or cause to be provided, to each employee of the Company or its subsidiaries who continues employment with Parent, the Surviving Corporation, or any subsidiary of Parent or the Surviving Corporation following the Effective Time (each, a “Continuing Employee”) with cash compensation no less favorable to that provided to such Continuing Employee immediately prior to the Effective Time and employee benefits substantially comparable, in the aggregate, to that provided to similarly situated employees of Parent. The draft merger agreement did not include any provision obligating Parent or the Surviving Corporation to retain Company management or any other employees of the Company. There were no discussions between Parent and members of Company management at any time prior to the date of this Amendment regarding the terms of any employment arrangements for members of Company management, or other compensation to be payable following the Closing.”

The seventh full paragraph on page 39 of the Schedule 14D-9 is amended and restated as follows:

“Opinion of Wainwright Fairness Opinion. The oral opinion of Wainright rendered to the Board on May 29, 2026, which was subsequently confirmed by delivery of a written opinion dated May 29, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Wainright in preparing its opinion, the ~~Offer Price~~ Closing Amount of $4.00 per Common Share was fair, from a financial point of view, to the holders of the Common Shares (other than Excluded Shares);”

The last full paragraph on page 44 of the Schedule 14D-9 is amended and restated as follows:

“Based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein and the results of the application by Wainwright of each of the valuation methodologies utilized in connection with its fairness opinion ~~as Enterprise Value 25% Mean Median 75% ($ in millions) ($4) $39 $13 $78~~ summarized above, taken as a whole, Wainwright concluded that the ~~Offer Price~~ the Closing Amount of $4.00 per Common Share was fair, from a financial point of view, to the holders of Common Shares of the Company.  Wainwright did not consider in its analysis the value of the CVR included in the Offer Price, or the probability or timing of the achievement of the related Milestones.”

The fifth full paragraph on page 45 of the Schedule 14D-9 is amended and restated as follows:

“In addition, Wainwright has received $37,589 in cash fees for sales made under the Company’s ATM facility, of which $27,146 were paid in 2025, $581 were paid in 2024, and $9,862 were paid in 2023. Except as described herein, Wainwright and/or its affiliates have not received any compensation from the Company and/or its affiliates within the last two (2) years. Wainwright has not received compensation from Parent, the Purchaser or their respective affiliates or provided to any such person, any investment banking or financial advisory services within the two (2) year period preceding the date hereof.”

The penultimate paragraph on page 45 of the Schedule 14D-9 is amended and restated as follows:

“The Company does not, as a matter of course, make public projections as to future results due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Board’s review of potential strategic alternatives (including the Merger), the Company’s management prepared a 2026 cash flow (expenses) forecast, reflecting the best then-available estimates and judgments of the Company’s management on a non-risk adjusted basis (the “Company Projections”). The Company Projections were reviewed by Wainwright but were not used or relied upon in any of the financial analyses performed by Wainwright in connection with its fairness opinion. Similarly, the Company Projections were reviewed by the Board in connection with Wainwright’s presentation to the Board, but were not used or relied upon in any of the Board’s analysis of Wainwright’s Opinion or assessment of Kuva’s offers.  In light of the Company’s challenged financial position, including the substantial doubt regarding the Company’s ability to continue as a going concern, and the fact that the Company did not expect to have any revenues in the near future, the Company Projections were not material to such analyses.  For the same reasons, Wainright did not prepare, and the Board did not review, a discounted cash flow analysis, as such analysis would not be material in light of the Company’s lack of projected revenues.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph under the heading “Certain Litigation” on page 54 of the Schedule 14D-9 is deleted and replated with the following paragraphs:

“The Company also received (a) one demand letter on June 11, 2026, sent on behalf of Matthew Whitfield, a purported stockholder of the Company, (b) one demand letter on June 11, 2026, sent on behalf of Sandy Heng, a purported stockholder of the Company, (c) one demand letter on June 16, 2026, sent on behalf of Rich Parr, a purported stockholder of the Company, (d) one demand letter on June 17, 2026, sent on behalf of Michael Allen, a purported stockholder of the Company, (e) one demand letter on June 18, 2026, sent on behalf of Cynthia Sholander, a purported stockholder of the Company and (f) one demand letter on June 26, 2026, sent on behalf of Miriam Nathan, a purported stockholder of the Company (collectively, the “Demands”). Each of the Demands alleges omissions and/or misrepresentations of material information with respect to the transaction from the Schedule 14D-9 filed by the Company on June 10, 2026 and demands that the Company promptly provide stockholders with additional disclosures. The Company cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any related litigation.

If additional similar demands are received or complaints are filed, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lisata Therapeutics, Inc.

By:	/s/ David J. Mazzo
Name: David J. Mazzo, PhD
Title: President and Chief Executive Officer

Dated: July 2, 2026